Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated November 19, 2014, and the related Letter of Transmittal (as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot do so, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

World Energy Solutions, Inc.

at

$5.50 Per Share, Net in Cash

Pursuant to the Offer to Purchase dated November 19, 2014

by

Wolf Merger Sub Corporation

a wholly owned subsidiary of

EnerNOC, Inc.

Wolf Merger Sub Corporation, a Delaware corporation (the “Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of World Energy Solutions, Inc., a Delaware corporation (“World Energy”), at a purchase price of $5.50 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Purchaser is a wholly owned subsidiary of EnerNOC, Inc., a Delaware corporation (“EnerNOC”). If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A. (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on Purchaser’s purchase of Shares pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 4, 2014 (together with any amendments or supplements thereto, the “Merger Agreement”), among EnerNOC, the Purchaser and World Energy, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into World Energy (the “Merger”), with World Energy continuing as the surviving corporation. The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER WILL EXPIRE AT 11:59 P.M. (BOSTON, MASSACHUSETTS TIME) ON JANUARY 2, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not subject to any financing condition. The Offer is, however, subject to the following conditions, along with other customary conditions:

•	there being validly tendered prior to the Expiration Time that number of Shares which, when added to the Shares then beneficially owned by EnerNOC and the Purchaser, would represent at least a majority of the Shares outstanding after taking into account all outstanding Shares at the time of the Expiration Time (the “Minimum Condition”); and

•	there shall not have been any material adverse effect on World Energy.

The foregoing conditions are for the sole benefit of EnerNOC and the Purchaser and (except for the Minimum Condition) may be waived by EnerNOC and the Purchaser, in whole or in part at any time and from time to time, in the sole discretion of EnerNOC and the Purchaser. The failure by EnerNOC or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. A more detailed discussion of the conditions to consummate the Offer is contained in the Offer to Purchase.

WORLD ENERGY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, World Energy’s Board of Directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of World Energy and World Energy’s stockholders, including in reliance on the Fairness Opinion (as defined below), (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the Delaware General Corporation Law (“DGCL”)) contained in the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the DGCL, and (iii) resolved to recommend that World Energy stockholders accept the Offer and tender their Shares pursuant to the Offer. World Energy has received a third-party opinion to the effect that, as of the date of the Merger Agreement and based upon and subject to the qualifications and assumptions set forth therein, the consideration to be received in the Offer and the Merger by the holders of Shares (other than EnerNOC and Purchaser) is fair, from a financial point of view, to the holders of Shares, and, as of the date of the Merger Agreement, such opinion has not been withdrawn, revoked or modified (the “Fairness Opinion”).

The purpose of the Offer and the Merger is for EnerNOC, through the Purchaser, to acquire control of, and the entire equity interest in, World Energy. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser intends to effect the Merger. After completion of the Offer and the Merger, World Energy will be a wholly owned subsidiary of EnerNOC.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares into the Offer and who comply with applicable legal requirements will have appraisal rights under the DGCL.

Pursuant to the terms and subject to the conditions of the Merger Agreement, the Merger will be effected pursuant to Section 251(h) of the DGCL and will be consummated without a meeting of stockholders as soon as practicable following the completion of the Offer.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, EnerNOC and Purchaser each expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, unless otherwise provided in the Merger Agreement or previously approved by World Energy in writing, EnerNOC and Purchaser shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer conditions, (iv) amend any Offer condition in a manner that is adverse in any material respect to the holders of Shares, (v) waive or amend the Minimum Condition, (vi) extend the Expiration Time except as required or permitted by the Merger Agreement, or (vii) amend any other term of the Offer in a manner that is adverse in any material respect to the holders of Shares.

The Merger Agreement provides that (i) if, on the date of the then-effective Expiration Time, any of the Offer conditions have not been satisfied or waived, Purchaser has agreed to extend the Offer for successive periods of not more than ten business days, except that if immediately prior to any scheduled Expiration Time, all Offer conditions (except the Minimum Condition) have been satisfied or waived, then the obligation to extend the Expiration Time shall be limited to three periods of not more than ten business days to permit the satisfaction of the Minimum Condition, and (ii) the Offer shall be extended for any period required by any applicable rules and regulations of the SEC or any national securities exchange on which World Energy’s securities trade or, as necessary to resolve any comments of the SEC. Notwithstanding the foregoing, Purchaser is not required to, and without World Energy’s prior written consent shall not, extend the Offer beyond the date that is 52 business days following the commencement of the Offer (the “Outside Date”). Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., Boston, Massachusetts time, on the business day after the day on which the Offer was scheduled to expire in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act (as defined in the Offer to Purchase).

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered, and not properly withdrawn, prior to the Expiration Time if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares, other than Shares that are subject to a repurchase option, risk of forfeiture, vesting schedule or other condition under any applicable restricted stock agreement or other contract with World Energy under which World Energy has any rights (“Restricted Shares”), accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Restricted Shares shall be paid directly by EnerNOC upon the applicable vesting date or date when the applicable restrictions terminate, if the holder remains in service to EnerNOC, World Energy or any of their respective affiliates, through such date. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or a confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); provided that, with respect to Restricted Shares held in a nominee account by the Depositary, the Depositary shall be deemed to have been received the applicable certificates upon completion of the properly completed and duly executed Letter of Transmittal, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other required documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Further, if the Purchaser has not accepted Shares for payment by the Expiration Time, such Shares may be withdrawn at any time prior to the Purchaser’s acceptance for payment after that date. For a withdrawal of Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of EnerNOC, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (identified below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered, by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase, at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

World Energy has provided the Purchaser with World Energy’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on World Energy’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer, or as a result of the Merger, will be a taxable transaction for United States federal income tax purposes. Stockholders should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the email address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Please call toll free: 855-976-3328

E-mail: reorg@allianceadvisorsllc.com

November 19, 2014